© 2023 Wells Fargo Bank, N.A. All rights reserved. 420 Montgomery Street San Francisco, CA 94104 June 29, 2023 VIA EDGAR Mr. John Spitz Mr. Amit Pande Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: Wells Fargo & Company Form 10-K for the Fiscal Year Ended December 31, 2022 File No. 001-02979 Dear Mr. Spitz and Mr. Pande: In response to the comment by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in the Staff’s letter dated June 14, 2023, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”) related to the Company’s above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 (“Form 10-K”), we submit the following information. The Staff’s comment, indicated in bold, is followed by Wells Fargo’s response. Form 10-K for the Fiscal Year Ended December 31, 2022 Exhibit 13 Earnings Performance, page 7 1. We note you have recognized charges presented as “Operating Losses” in your Consolidated Statement of Income of $7.0 billion, $1.6 billion and $3.5 billion for the years ended December 31, 2022, 2021, and 2020, respectively. We further note disclosure on page 172 that this item included expenses primarily related to a variety of historical matters, including litigation, regulatory, and customer remediation. We also note disclosure related to your consent orders with regulatory bodies, customer remediation activities and legal actions throughout your filing. Please tell us and consider revising future filings to provide greater transparency around the

June 29, 2023 Page 2 variability of your operating losses recorded for each period presented, which separately discusses the liabilities recorded for new matters, additional liabilities recorded for existing matters, and reductions due to payments or reversals to allow an investor to better understand the impact on your financial condition, cash flows and results of operations. Refer to Item 303(a)(3) of Regulation S-K. Wells Fargo response: The variability in our operating losses recorded for the fiscal years ended December 31, 2022, 2021, and 2020 presented in our Form 10-K was driven by expenses for litigation, regulatory, and customer remediation matters primarily related to a variety of historical matters (underlining added for emphasis). We included this reference in our Form 10-K to highlight that the matters giving rise to our operating losses were primarily related to existing matters, rather than new matters. For example, we disclosed various regulatory investigations by the Consumer Financial Protection Bureau (“CFPB”) which ultimately resulted in a civil penalty of $1.7 billion in fourth quarter 2022, a securities fraud class action regarding certain automobile lending matters which ultimately resulted in a $300 million settlement agreement in fourth quarter 2022, and a securities fraud class action regarding certain consent order disclosures which ultimately resulted in a $1.0 billion settlement agreement in second quarter 2023. In addition, we disclosed the existence of customer remediation matters, which also significantly impacted operating losses in 2022. While we disclose our operating losses, we do not provide amounts for individual matters, such as accruals for new matters or changes to accruals for existing matters, because it may significantly hinder our negotiations or settlement discussions with plaintiffs and regulators. During the years ended December 31, 2022, 2021, and 2020, we did not record significant reversals related to accrued liabilities for litigation, regulatory, or customer remediation matters. Given the nature of these accrued liabilities, the amounts are typically paid within a relatively short period of time after they are finalized or settled. Litigation, regulatory, and customer remediation matters are inherently unpredictable, often span multiple years, and typically require reviews and discussions with third parties. For example, these matters may be subject to investigation, discovery, regulatory or legal proceedings, evaluation of impacted counterparties, discussions and reviews with regulatory agencies, and settlement discussions with third parties. These factors may result in variability related to the timing and the amount of a potential operating loss which, due to the nature of some of our matters, may be significant. To provide additional transparency, we foreshadow the potential losses that may be accrued in the future by disclosing the high end of the range of reasonably possible losses in excess of the Company’s accrual for new and existing litigation and regulatory matters. We also generally update our litigation and regulatory disclosures to provide settlement amounts once these matters are resolved. We include disclosures in our filings to help investors understand that both the nature of our operating losses and the amounts may be significant and vary over time. In future filings, to the extent appropriate, we would propose providing additional information to discuss the components and variability of our operating losses. We would also propose providing in our operating losses discussion

June 29, 2023 Page 3 the settlement amounts for significant litigation and regulatory matters to the extent they have been publicly disclosed. Please see suggested edits below as an example: Earnings Performance, page 11 in Form 10-K “Operating losses increased reflecting a $5.1 billion increase in expenses for litigation, regulatory, and customer remediation matters primarily related to a variety of historical matters. increased $5.4 billion. The increase included a $1.7 billion civil penalty associated with the December 2022 CFPB consent order and $300 million for a securities fraud class action regarding certain automobile lending matters. The remaining increase primarily related to a variety of historical matters and was predominantly driven by expenses for customer remediation matters, as well as expenses for litigation and regulatory matters. As previously disclosed, we have outstanding litigation, regulatory, and customer remediation matters that could impact operating losses in the coming quarters.” Note 1 (Summary of Significant Accounting Policies) to Financial Statements in Form 10-K and for interim periods during 2023, Note 17 (Revenue and Expenses) to Financial Statements “OPERATING LOSSES Our operating losses consist of litigation, regulatory matters, customer remediation activities, and losses from other business activities, such as fraud losses. Operating losses may have significant variability given the inherent and unpredictable nature of litigation, regulatory, and customer remediation matters. The determination of any associated losses for these matters depends on a variety of factors, many of which are often outside of our control.” _____________________________________ Any discussion or questions concerning the information set forth in this letter may be directed to our Chief Accounting Officer, Muneera Carr, or me. Sincerely, /s/ MICHAEL P. SANTOMASSIMO Michael P. Santomassimo Senior Executive Vice President and Chief Financial Officer cc: Charles W. Scharf, President and Chief Executive Officer Ellen R. Patterson, Senior Executive Vice President and General Counsel Muneera S. Carr, Executive Vice President and Chief Accounting Officer